FORM 18-K/A

AMENDMENT NO. 2
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2003

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Edmundo González Herrera
Financial Representative — New York Office
Banco Nacional de Comercio Exterior, S.N.C.
375 Park Avenue, Suite 1905
New York, New York 10152

Copies to:

Wanda J. Olson
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006

*The Registrant is filing this annual report on a voluntary basis.

SIGNATURE PAGE
EXHIBIT INDEX
EX-99.1: FORM OF SUB-AUTHORIZATION CERTIFICATE
EX-99.2: TERMS AGREEMENT
EX-99.3: NAMES AND ADDRESSES OF THE MANAGERS
EX-99.4: OPINION OF CLEARY, GOTTLIEB, STEEN & HAMILTON

This amendment to the annual report of the United Mexican States on Form 18-K for the year ended December 31, 2003 comprises:

(a)	Pages numbered 1 to 4 consecutively

(b)	The following exhibits:

Exhibit 1:	Form of Sub-Authorization Certificate for U.S. $1,000,000,000 6.625% Global Notes due 2015, including the form of the Notes

Exhibit 2:	Terms Agreement, dated January 4, 2005, between the United Mexican States and the Managers of U.S. $1,000,000,000 6.625% Global Notes due 2015

Exhibit 3:	Names and Addresses of the Managers

Exhibit 4:	Opinion of Cleary, Gottlieb, Steen & Hamilton with respect to U.S. $1,000,000,000 6.625% Global Notes due 2015

     This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURE PAGE

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the United Mexican States, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mexico, Federal District, Mexico on the 7th day of January, 2005.

By:	/s/ Daniel Muñoz Díaz
	Name:	Daniel Muñoz Díaz
	Title:	Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit

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EXHIBIT INDEX

Exhibit 1:	Form of Sub-Authorization Certificate for U.S. $1,000,000,000 6.625% Global Notes due 2015, including the form of the Notes

Exhibit 2:	Terms Agreement, dated January 4, 2005, between the United Mexican States and the Managers of U.S. $1,000,000,000 6.625% Global Notes due 2015

Exhibit 3:	Names and Addresses of the Managers

Exhibit 4:	Opinion of Cleary, Gottlieb, Steen & Hamilton with respect to U.S. $1,000,000,000 6.625% Global Notes due 2015

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